Exhibit 99.1

Taseko to Release Second Quarter 2024 Results

July 29, 2024, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its second quarter 2024 financial results after market close on Wednesday, July 31, 2024.

The Company will host a telephone conference call and live webcast on Thursday, August 1, 2024, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question-and-answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://emportal.ink/4fnpKl1 to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll-free, 416-764-8688 in Canada, or online at tasekomines.com/investors/events/.

The conference call will be archived for later playback until August 15, 2024, and can be accessed by dialing 888-390-0541 toll-free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events/ and using the entry code 099395 #.

For further information on Taseko, please visit tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

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